March 5, 2007.

Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 7010
1 F Street, NE
Washington, DC 20549

Attention: John Cash, Accounting Branch Chief

Dear Mr. Cash

Re:	Solpower Corporation
Form 10-KSB for the Fiscal Year Ended March 31, 2005
Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
Form 10-QSB for the Fiscal Quarter Ended December 31, 2005
SEC File No. 000-29780

Further to your letter dated February 26, 2007, we are please to provide the following responses to your comments.

Form 10-KSB for the Fiscal Year Ended March 31, 2005

General

1.	We note that your response letter dated February 7, 2007 did not address the required Tandy language that we requested in our comment letter dated March 24, 2006.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing;
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.	Please submit an electronic version of your response letter dated February 7, 2007, and all future responses, on EDGAR, as correspondence.

This letter and the responses letter of February 7, 2007, have been forwarded to our attorneys with instructions to make electronic EDGAR filing.

Prior Comment Thirteen Item 8A - Controls and Procedures

3.
We note our response to prior comment 13. In this regard, please tell us when you expect to file your amendment to Form 10-KSB to include the information required by Item 307 and Item 308(c) of Regulation S-B..

The Company has forwarded instructions to our attorneys to file the amendment to Form 10-KSB to include the information required by Item 307 and Item 308(c) of Regulation S-B. In view of the fact that we are presently in the process of filing our Form 10-KSB as at March 31, 2006, to which we are giving priority, we expect that the amendment to be filed before March 15, 2007.

If you have any questions regarding the above please contact the writer at (310) 940-6408 or email to jimhirst@solpower.com.

Respectfully

James H. Hirst
President & CEO

cc  William Meyler